Filed by Energy Transfer LP

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Enable Midstream Partners, LP

Commission File No.: 001-36413

Date: April 12, 2021

Energy Transfer Announces Receipt of Consents to the Acquisition of

Enable Midstream from Majority Unitholders

DALLAS and OKLAHOMA CITY, April 12, 2021 -- Energy Transfer LP (NYSE: ET) and Enable Midstream Partners, LP (NYSE: ENBL) today announced that following the Securities and Exchange Commission declaring effective the Registration Statement on Form S-4 on April 7, 2021, the two largest Enable unitholders have delivered their written consents to approve the merger of Enable into Energy Transfer. These unitholders, CenterPoint Energy, Inc. (CNP) and OGE Energy Corp (OGE), own approximately 79% of Enable’s outstanding common units. While the consents of CNP and OGE are sufficient to approve the transaction, Enable is requesting all its common unitholders approve the merger and other proposals outlined in the Registration Statement by executing and returning the written consent furnished with the filing. Energy Transfer and Enable expect the transaction to close in mid-2021, subject to the satisfaction of customary closing conditions, including Hart-Scott-Rodino clearance.

About Energy Transfer

Energy Transfer LP (NYSE: ET) owns and operates one of the largest and most diversified portfolios of energy assets in the United States, with a strategic footprint in all of the major domestic production basins. ET is a publicly traded limited partnership with core operations that include complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, NGL and refined product transportation and terminalling assets; NGL fractionation; and various acquisition and marketing assets. ET, through its ownership of Energy Transfer Operating, L.P., also owns Lake Charles LNG Company, as well as the general partner interests, the incentive distribution rights and 28.5 million common units of Sunoco LP (NYSE: SUN), and the general partner interests and 46.1 million common units of USA Compression Partners, LP (NYSE: USAC). For more information, visit the Energy Transfer LP website at https://www.energytransfer.com/.

About Enable

Enable (NYSE: ENBL) owns, operates and develops strategically located natural gas and crude oil infrastructure assets. Enable’s assets include approximately 14,000 miles of natural gas, crude oil, condensate and produced water gathering pipelines, approximately 2.6 Bcf/d of natural gas processing capacity, approximately 7,800 miles of interstate pipelines (including Southeast Supply Header, LLC of which Enable owns 50%), approximately 2,200 miles of intrastate pipelines and seven natural gas storage facilities comprising 84.5 billion cubic feet of storage capacity. For more information, visit https://www.enablemidstream.com/.

Forward-Looking Statements

This release includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. Energy Transfer and Enable cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Energy Transfer to successfully integrate Enable’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by Energy Transfer and Enable with the SEC, which are available to the public. Energy Transfer and Enable undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents and any other documents filed by Energy Transfer and Enable with the SEC, may be obtained free of charge at the SEC’s website, at https://www.sec.gov/. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of Energy Transfer at the number and address set forth below:

Energy Transfer LP

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

Enable Midstream Partners LP

499 W. Sheridan Ave., Suite 1500

Oklahoma City, OK 73102

No offer or solicitation

This communication relates to a proposed merger (the “Merger”) between Enable and Energy Transfer. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Enable, Energy Transfer, and the directors and executive officers of their respective general partners, CNP (and their affiliates), OGE (and their affiliates) may be deemed to be participants in the solicitation of proxies in respect to the Merger.

Information regarding the directors and executive officers of Enable’s general partner is contained in Enable’s 2020 Annual Report on Form 10-K filed with the SEC on February 24, 2021, and certain of its Quarterly Reports on Form 10-Q Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Enable’s website at http://www.enablemidstream.com. Information regarding the executive officers and directors of Energy Transfer’s general partner is contained in Energy Transfer’s 2020 Annual Report on Form 10-K filed with the SEC on February 19, 2021 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Energy Transfer’s website at http://www.energytransfer.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the consent solicitation statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described above.

Energy Transfer LP

Investors

Bill Baerg, Brent Ratliff, Lyndsay Hannah

(214) 981-0795

investorrelations@energytransfer.com

Media

Vicki Granado, Lisa Coleman

(214) 840-5820

media@energytransfer.com

Enable Midstream Partners

Investors

Matt Beasley

(405) 558-4600

Media

Leigh Ann Williams

(405) 553-6947

Source: Energy Transfer LP and Enable Midstream Partners, LP